October 20, 2015

VIA EMAIL AND EDGAR

Ms. Amanda Ravitz
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Amedica Corporation Form S-3, Filed on October 5, 2015

Dear Ms. Ravitz:

Set forth below is our response to your telephone call regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed October 5, 2015 by Amedica Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”)

On September 8, 2015, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with three institutional investors (the “Investors”) pursuant to which the Company agreed to issue and sell, in a registered public offering by the Company directly to the Investors (the “Public Offering”), an aggregate of 13,123,360 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (“Common Stock”), at an offering price of $0.381 per share, and Series B Warrants to purchase 13,123,360 shares of Common Stock at an exercise price of $0.47 per share. The Shares were offered by the Company pursuant to a registration statement on Form S-3 (File No. 333-205545), which was filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015, and was declared effective by the Commission on July 20, 2015 (the “Registration Statement”). In a concurrent private placement (the “Private Placement”), the Company agreed to issue to the Investors Series A Warrants and Series C Warrants, each exercisable for 13,123,360 shares of Common Stock at an exercise price of $0.47 per share.

In conducting the Public Offering and Private Placement the Company carefully considered the availability of an exemption under Section 4(a)(2) of the Securities Act from the registration requirements of Section 5 of the Securities Act for the offer and sale of the Series A Warrants and Series C Warrants. In this analysis the Company relied on the guidance set forth in Staff’s Compliance and Disclosure Interpretations, Securities Act Sections, Question and Answer 139.25 and in Securities Act Release No. 8828 (August 3, 2007) concerning integration issues implicated by concurrent public and private offerings of securities (the “Interpretative Guidance”).  Under the Interpretative Guidance it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the Shelf Registration Statement).

Securities Act Release No. 8828 (August 3, 2007) provides some examples of the application of this analysis: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

All potential investors in the Public Offering and Private Placement were solicited by means of direct contact by Ladenburg Thalmann & Co. Inc. (the “Placement Agent”), which was engaged as the Company’s placement agent pursuant to the terms of an engagement letter dated July 1, 2015 by and among the Company and the Placement Agent. The Placement Agent had a substantive pre-existing relationship with each of the investment managers for the Investors as a result of previous investments through the Placement Agent and previous contacts in connection with other potential investments. The Placement Agent or an affiliate thereof has confirmed to us that (i) it has had a relationship with the investment managers for the Investors since at least 2010, and (ii) it did not engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the offer or sale of the Series A Warrants and Series C Warrants.

Ms. Amanda Ravitz
Securities and Exchange Commission
October 20, 2015
Page Two

Therefore, consistent with the Interpretative Guidance, the investors in the Private Placement became interested in the Private Placement through some means other than the Shelf Registration Statement that did not involve a general solicitation. Additionally, each Investor represented that at the time such Investor was offered the Series A Warrants and Series C Warrants and as of the date of executing the Securities Purchase Agreement, it was, and on each date on which it exercises any of the Series A Warrants and Series C Warrants, it will be either: (a) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (b) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act; (ii) it acquired the Series A Warrants and Series C Warrants as principal for its own account and had no direct or indirect  arrangement or understandings with any other persons to distribute or regarding the distribution of such securities; (iii) such Investor, either alone or together with its representatives, had such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment, and has so evaluated the merits and risks of such investment; and (iv) such Investor did not purchase the securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. Each Series A Warrant and Series C Warrant were issued with a legend similar to the following:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS [EXERCISABLE]] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [EXERCISE] OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Accordingly, the Company believes the offer and sale of the Series A Warrants and Series C Warrants met all the necessary requirements to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act and otherwise was consistent with Section 4(a)(2) of the Securities Act.

Very truly yours,

/s/ Ty Lombardi
Ty Lombardi
Vice President, Finance